Exhibit 99.3

April 30, 2008

Adrian de Saldanha

3030 Redstart Drive

Mississauga, Ontario

L5L 2N2

Dear Adrian,

This is to confirm the agreed revision to your base salary as well as the terms and conditions of your temporary assignment as Interim Chief Financial Officer.

Effective March 24, 2008, your base salary will be increased to $300,000 and you will be paid an assignment allowance of $3,846.15 per pay for a total annual pay of $400,000. This amount will be paid to you effective March 24, 2008 until such time as the temporary assignment comes to a conclusion.

Your target incentive will be temporarily increased to 50% of your earned income (inclusive of your assignment allowance) for the period of this assignment and your Equity Compensation target will be temporarily pro-rated accordingly based on an annual target of 75,000 Stock Options and 6,250 Restricted Share Units.

At the conclusion of this assignment, your base salary will remain at the amount established for this assignment, the assignment allowance will end and your Short Term and Equity Compensation Targets will be determined in accordance with the targets for the position that you will assume in the organization.

Adrian, I would like to congratulate you on assuming this interim role. I am confident that you will make a significant contribution to the organization operating in this capacity.

Yours truly,

/s/ Douglas Squires
Dr. Douglas Squires
Interim Chairman & CEO

/s/ Adrian de Saldanha	May 1, 2008
Signature of Acceptance – Adrian de Saldanha	Date